EXHIBIT 99.1

NewsRelease

TransCanada Announces 2015 Annual and Special Meeting
Board of Director Election Results

CALGARY, Alberta –– May 1, 2015 –– TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced approval by its shareholders of the appointment of the 11 nominees as directors of TransCanada. At its 2015 annual and special meeting of shareholders held earlier today, each of the following 11 nominees were elected as directors of TransCanada on a vote by ballot to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or earlier appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	338,385,874	98.34	5,726,837	1.66
Derek H. Burney	335,490,909	97.49	8,621,171	2.51
Paule Gauthier	338,122,060	98.26	5,990,500	1.74
Russell K. Girling	338,970,732	98.51	5,141,980	1.49
S. Barry Jackson	338,454,635	98.36	5,658,076	1.64
Paula Rosput Reynolds	338,415,097	98.34	5,696,983	1.66
John Richels	297,000,504	86.31	47,112,055	13.69
Mary Pat Salomone	340,476,224	98.94	3,636,487	1.06
D. Michael G. Stewart	340,638,900	98.99	3,473,810	1.01
Siim A. Vanaselja	339,990,729	98.80	4,121,981	1.20
Richard E. Waugh	340,511,473	98.95	3,601,053	1.05

Final voting results on all matters voted on at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.com) and posted to the Investor Centre section of the company website at www.transcanada.com by no later than Tuesday, May 5, 2015.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911